
April 21, 2021

Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Ltd
5 Basel Street
Petach Tikva
Israel, 4951033

> **Re: Teva Pharmaceutical Industries Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed on February 10, 2021**
> **File No. 001-16174**

Dear Mr. Kalif:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences